UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  December 9, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated December 9, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

December 9, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 22, 2003
December 9, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

NEW GOLD AND COPPER DISCOVERIES AT ELIZABETH PROJECT

J-Pacific Gold Inc. is pleased to announce the results of the 2003 Phase 2 surface exploration program on its Elizabeth Gold Project in the Lillooet Mining District of British Columbia. The work program included extension of the soil geochemical grids, prospecting and rock sampling, trenching and sampling of the West and Main Veins, along with a significant upgrading and expansion of the property road system. Two new potentially significant gold and copper mineralized zones were identified as the No. 9 Vein and Southwest Vein zones.

WEST VEIN

Past drilling, and surface and underground exploration indicates that the West Vein extends for at least 260 metres (850 feet). Phase 2, 2003 work exposed the vein over a length of 20 metres (65 feet) from which coarse gold was found in several samples. From the six samples collected, values ranged to over 100 g Au/t (>3 oz Au/t) from 1.97 g Au/t (0.06 oz Au/t), across 0.20 to 1.15 metres (0.66 to 3.77 feet). The results of the six samples are tabulated as follows:

					Metallics Assay	Metallics Assay
Sample No.	Sample Type and Description	Length (metres/feet)	Gold (g Au/t)	Gold (oz Au/t)	Gold (g Au/t)	Gold (oz Au/t)
WV-01*	West Vein	0.65 / 2.13	>100	>2.92	134.43	3.92
WV-02	West Vein 5m N of WV-01	0.50 / 1.64	50.04	1.46	26.54	0.77
WV-03	Serpentinite and quartz 5m N of 02	1.15 / 3.77	1.97	0.06	N/A	N/A
WV-04	West Vein 5m N of 03	0.30 / 0.98	70.89	2.07	72.61	2.12
WV-05*	West Vein 2.5m N of 04	0.30 / 0.98	>100	>2.92	111.71	3.26
WV-06	West Vein 2.5m N of 05	0.20 / 0.66	6.75	0.20	8.82	0.26
* denotes coarse gold observed

MAIN VEIN

The Main Vein, which had been intermittently traced by past work for approximately 260 metres (850) feet, was trenched and sampled in detail along a 20 metre (65 foot) length to determine the vein width and gold content. In the eight samples taken, the zone of moderate to steeply dipping, parallel veins ranged from 1.25 to 4 metres (4 to 13 feet) in width and graded from over 30 g to 0.2 Au/t (>1oz to 0.03 Au/t). Results of five of these samples follow:

					Metallics Assay	Metallics Assay
Sample No.	Sample Type and Description	Length (metres/feet)	Gold (g Au/t)	Gold (oz Au/t)	Gold (g Au/t)	Gold (oz Au/t)
MV-01B	Main Vein hanging wall	0.55 / 1.80	3.59	0.10	N/A	N/A
MV-01C	Series of parallel veins - Main Vein	3.20 / 10.50	34.73	1.01	31.29	0.91
MV-01D	Main Vein footwall	0.55 / 1.80	2.04	0.06	N/A	N/A
MV-03	Main Vein 10 m N of MV-01B, C, D	1.25 / 4.10	38.69	1.13	45.57	1.33
MV-05	Main Vein 10m N of MV-03	1.80 / 5.91	25.20	0.74	10.40	0.30

SOUTHWEST (SW) VEIN ZONE - NEW DISCOVERY

During the 2003 Phase 1 program, exploration of a strong gold-in-soil anomaly and visible gold bearing quartz rubble resulted in the discovery of a new zone of quartz veins approximately 400 metres (1,300 feet) southwest of the West and Main Veins area. This zone, which is located well beyond the historically explored area, has been traced northeasterly for approximately 150 metres (490 feet), and thus bodes well for additional new discoveries. The veins range from a few centimeters to 2.75 metres (9 feet) in width, and contain from background (0.01 g Au/t) to 194.33 g Au/t (5.67 oz Au/t) (previously reported). Coarse gold has been found in a number of locations. The vein zone is open in both directions along strike, and down dip.

In the 1940's, underground drilling intersected a 2.15 metre (7 feet) wide quartz vein, which is at a distance of 400 metres (1,300 feet) approximately on strike of, and 275 metres (900 feet) lower than the Southwest Vein Zone. The significance of the relationship of these two occurrences is not yet known.

Twenty-five rock and 156 soil samples were collected during Phase 2 exploration. Rock values ranged from over 26 g Au/t (0.76 oz Au/t) to background, with the most significant reported as follows:

Sample No.	Sample Type and Description	Length (metres/feet)	Gold (g Au/t)	Gold (oz Au/t)	Silver (g Au/t)	Silver (oz Au/t)
SA-TR-02	Grab of quartz vein at 4.5m in pit	N/A	26.14	0.76	2.4	0.07
WGE-001	Grab of quartz float	N/A	8.86	0.26	4.3	0.13
WGE-003	Grab of quartz float	N/A	1.78	0.05	2.2	0.06
WGE-006	Grab of quartz float	N/A	3.72	0.11	89.3	2.61

NO. 9 AREA - NEW DISCOVERY

J-Pacific's exploration was also focused on the newly discovered No. 9 Area, located approximately 700 metres (2,300 feet) northeast of the Main and West Vein area. Soil sampling delineated a strong geochemical anomaly containing gold, arsenic, copper and molybdenum extending over a 450 metre (1,475 feet) length. Seven of the soil samples contained in excess of 1g Au/t (0.03 oz Au/t), and six of the subsequent rock samples assayed greater than 1g Au/t (0.03 oz Au/t), with many of the anomalous samples associated with a zone 15 to 30 metres (50 to 100 feet) wide, of altered feldspar porphyry and listwanite. West of the listwanite area, a granitic intrusion with characteristic porphyry copper alteration was discovered to contain copper and molybdenum mineralization ranging up to 6,547 ppm and 350 ppm respectively.

Sampling 0.75 kilometres (0.47 miles) to the south southwest revealed a 170 metre (560 feet) long anomalous gold-in-soil zone also associated with the listwanite contact.

The significance of this mineralization, and anomalous gold, silver, lead, copper, mercury, bismuth, antimony, tellurium and selenium will be assessed, as will be the discovery of native gold in the quartz veining hosted by the feldspar porphyry.

Fifty-three rock and 135 soil samples were collected during Phase 2 exploration. Rock values ranged from over 10 g Au/t (0.3 oz Au/t) to background, with the most significant reported as follows:

Sample No.	Sample Type and Description	Length (metres/feet)	Gold (g Au/t)	Gold (oz Au/t)	Silver (g Au/t)	Silver (g Au/t)	Copper (ppm)
D-019	Grab of rusty quartz float	N/A	0.38	0.01	290.2	8.47	1,458
E-005	Chip across vein 750m to SSW of D019	0.60 / 1.97	0.83	0.02	117.1	3.42	less than 100
NBR-009	Altered, weakly veined porphyry	1.60 / 5.25	2.78	0.08	1.9	0.06	177
NBR-010	Adjacent to NBR-009	2.30 / 7.55	1.21	0.04	1.3	0.04	214
NBR-015	Altered porphyry and silicified zone	1.00 / 3.28	1.42	0.04	2.3	0.07	less than 100
RMR-0002*	Grab of intrusion hosted quartz vein	2x2 / 6x6 area	14.91	0.44	1.5	0.04	less than 100
RMR-0003	Grab of intrusion hosted quartz vein	1x1 / 3x3 area	13.78	0.40	3.4	0.10	less than 100
RMR-0004	Grab of intrusion hosted quartz vein	1x1 / 3x3 area	2.64	0.08	58.0	1.69	575
RMR-0009	Grab of intrusive float	1x1 / 3x3 area	less than 0.1	less than 0.01	4.8	0.14	6,547
2+00N; 1+25W	Soil Sample	N/A	6.98	0.20	2.3	0.07	189
0+50N; 1+50W	Soil Sample	N/A	4.36	0.13	2.0	0.06	1,439
* denotes coarse gold observed

QA/QC PROTOCOLS

Geoquest Consulting of Vernon, BC carried out the 2003 exploration programs, with Mr. W. Gruenwald, P. Geo, a qualified person, directly supervising the work.

Acme Analytical Labs of Vancouver, B.C. carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards, blanks and checks.

The Elizabeth Gold Project, consisting of 4,450 hectares (10,995 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south southwest of the permitted mill at the J- Pacific's Blackdome Gold Mine and 30 kilometres (18 miles) north northeast of the historic gold mining town of Bralorne. The Elizabeth Gold Project is an exploration stage project with no known reserves or resources outlined at this time.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Mr. Nick Ferris -Telephone 1-888-236-5200.